Bontan Corporation Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

Index

Auditors’ Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Cash Flows	5

Consolidated Statement of Shareholders’ Equity	6-7

Notes to Consolidated Financial Statements	8-28

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO. MONTREAL

AUDITORS’ REPORT

To the Shareholders of

Bontan Corporation Inc.

We have audited the consolidated balance sheets of Bontan Corporation Inc. as at March 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

The consolidated financial statements of Bontan Corporation Inc. for the year ended March 31, 2005, were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those consolidated financial statements in their report dated July 27, 2005.

“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada

      Chartered Accountants

April 27, 2007

      Licensed Public Accountants

1167 Caledonia Road

Toronto, Ontario M6A 2X1

Tel:  416 785 5353

Fax:  416 785 5663

Bontan Corporation Inc.

Consolidated Balance Sheets

(Canadian Dollars)

For the Years Ended March 31, 2007, 2006 and 2005

	Note	2007	2006
Assets
Current
Cash		$3,014,928	$3,262,842
Short term investments	3	3,315,691	1,777,921
Interest in oil properties	5(i)	-	-
Deferred stock based compensation	4	276,146	314,208
Prepaid and other receivables		66,153	95,801

		$6,672,918	$5,450,772
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$19,052	$34,218
Accrued liabilities		$29,400	$130,770
Total current liabilities		48,452	164,988
Shareholders' Equity
Capital stock	6	27,667,872	30,585,691
Warrants	8	6,961,152	2,540,608
Contributed surplus		4,069,549	4,069,549
Deficit		(32,074,107)	(31,910,064)
Total shareholders' equity		6,624,466	5,285,784
		$6,672,918	$5,450,772

Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 13)

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

For the Years Ended March 31, 2007, 2006 and 2005

	Note	2007	2006	2005
Income
Gain on disposal of short term investments		$650,508	$618,707	$417,255
Gain on sale of interest in oil exploration project	5( i )	-	1,207,831	-
Interest		93,278	31,109	1,606

		743,786	1,857,647	418,861
Expenses
Stock based compensation	4	367,973	1,984,938	4,815,922
Travel, promotion and consulting		158,727	275,754	201,803
Shareholders information	13	149,105	176,982	127,205
Exchange loss		111,659	194,758	17,898
Professional fees		53,084	71,588	116,479
Office and general		30,630	22,219	12,993
Bank charges and interest		13,885	4,029	3,922
Communication		7,984	19,471	17,985
Rent (recovery)		5,666	5,839	(26,771)
Transfer agents fees		4,974	8,495	8,323
Write off of interest in gas exploration project	5	4,142	3,878,507	-
		907,829	6,642,580	5,295,759
Loss before discontinued operations		(164,043)	(4,784,933)	(4,876,898)
Discontinued operations	10	-	-	(179,678)
Net loss for year		(164,043)	(4,784,933)	(5,056,576)

Basic and diluted loss per share information
Loss from continuing operations		$(0.01)	$(0.31)	$(0.42)
Loss from discontinued operations		$ -	$ -	(0.01)
Net Loss per share	9	$(0.01)	$(0.31)	$(0.43)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the Years Ended March 31, 2007, 2006 and 2005

	Note	2007	2006	2005
Cash flows from operating activities
Net loss before discontinued operations		$ (164,043)	$ (4,784,933)	$ (4,876,898)
Write off of interest in gas exploration project	5	4,142	3,878,507	-
Gain on sale of interest in oil exploration project		-	(1,207,831)	-
Gain on disposal of short term investments		(650,508)	(618,707)	(417,255)
Unrealized loss on investments		-	-	16,348
Provision for rent reversed		-	-	(34,287)
Stock based compensation	4	367,973	1,984,938	4,815,922
Loss from discontinued operations		-	-	(179,678)
Promotion costs settled by shares		-	12,542	-
Net change in working capital components
Prepaid and other receivable		29,649	(68,843)	27,732
Accounts payable and accrued liabilities		(116,536)	51,807	(206,667)
		(529,323)	(752,520)	(854,783)
Investing activities
Short term Investments		(1,537,770)	(1,701,534)	275,632
Net proceeds from sale of short term investments		650,508	618,707	417,255
Disposal of interest in oil exploration project		-	4,045,081	-
Investment in interest in gas properties	5	(4,142)	(3,661,939)	(216,568)
		(891,404)	(699,685)	476,319
Financing activities
Net advances from shareholders		-	(11,140)	(500,961)
Common shares issued		1,172,813	3,865,857	1,239,214
		1,172,813	3,854,717	738,253
Increase in cash during year		(247,914)	2,402,512	359,789
Cash at beginning of year		3,262,842	860,330	500,541
Cash at end of year		$ 3,014,928	$ 3,262,842	$ 860,330
Supplemental disclosures
Non-cash operating activities
Consulting fees settled for common shares and options and expensed during the year	4	367,973	2,640,717	4,815,922
Consulting fees prepaid in shares	4	276,146	314,208	1,732,929
		$ 644,119	$ 2,954,925	$ 6,548,851
Non-cash investing activities
Advances converted into interest in oil properties and investment		-	-	2,530,353
Interest in oil properties acquired by converting advances		-	-	(2,161,986)
Investments acquired by converting advances		-	-	(368,367)
		$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

For the Years Ended March 31, 2007, 2006 and 2005

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity
Balance March 31, 2004	9,603,272	24,287,903	-	-	(22,068,555)	2,219,348
Issued under private placement	1,343,124	649,679		-	-	649,679
Finder's fee paid on private placement	-	(35,237)		-	-	(35,237)
Options granted under 1999 and 2001 stock option plans	-	-		5,265,240	-	5,265,240
1999 Stock options exercised	1,100,000	624,773		-	-	624,773
Value transferred from contributed surplus to the extent exercised	-	1,470,162		(1,470,162)	-	-
Issued under 2001 Consultant stock compensation plan	174,524	119,695		-	-	119,695
Issued under 2003 Consultant stock compensation plan	754,619	1,163,915		-	-	1,163,915
Net loss	-	-		-	(5,056,576)	(5,056,576)
Balance March 31, 2005	12,975,539	$28,280,890		$3,795,078	$(27,125,131)	$4,950,837

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity - Continued…2

(Canadian Dollars)

For the Years Ended March 31, 2007, 2006 and 2005

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity
Balance March 31, 2005	12,975,539	$28,280,890	$-	$3,795,078	$(27,125,131)	$4,950,837
Options exercised	500,000	284,367				284,367
Value of options excercised transferred		381,308		(381,308)		0
Issued under 2003 Consultant stock compensation plans	196,212	238,390				238,390
Issued under 2005 Consultant stock compensation plans	1,000,000	327,827				327,827
Restricted shares issued in settlement of fees	23,500	32,027				32,027
Warrants exercised	2,162,452	2,256,738				2,256,738
Issued under private placement	3,900,000	1,139,146				1,139,146
Existing warrants revalued		(254,120)	254,120			0
Warrants issued under private placement		(2,286,488)	2,286,488			0
Subscribed and paid for under private placement but Issued subsequent to the balance sheet date	2,000,000	583,550				583,550
Finder fee		(397,944)				(397,944)
Options granted				655,779		655,779
Net loss					(4,784,933)	(4,784,933)
Balance March 31, 2006	22,757,703	$30,585,691	$2,540,608	$4,069,549	$(31,910,064)	$5,285,784
Issued under private placement	4,500,000	1,303,126				1,303,126
Warrants issued under private placement		(3,810,814)	3,810,814			0
Warrants issued for finders fee		(609,730)	609,730
Finder fee		(130,313)				(130,313)
Shares cancelled	(20,000)	(5,980)				(5,980)
Issued under 2003 Consultant stock compensation plans	42,500	22,406				22,406
Issued under 2007 Consultant stock compensation plans	1,150,000	313,486				313,486
Net loss					(164,043)	(164,043)
Balance, March 31, 2007	28,430,203	$27,667,872	$6,961,152	$4,069,549	$(32,074,107)	$6,624,466

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 16 “Differences from United States Generally Accepted Accounting Principles”.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed below. All inter-company balances and transactions have been eliminated on consolidation.

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc. (1)	13-Aug-93	Inactive since 1998
1388755 Ontario Inc. (1)	3-Dec-99	Inactive since April 2003
Bontan Diamond Corporation (2)	20-Feb-04	Business discontinued in December 2004. No further activities.
Bontan Oil & Gas Corporation	20-Feb-04	Interests in oil and gas exploration projects.
Bontan Gold Corporation (1)	20-Feb-04	Not yet active
Bontan Mineral Corporation (1)	20-Feb-04	Not yet active
Bontan Trading Corporation (1)	20-Feb-04	Not yet active

(1)  These subsidiaries were dissolved between February 7 and 15, 2007.

(2)  This subsidiary was dissolved on March 31, 2007.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (discontinued operation)

The cost of each mineral property or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Costs of abandoned properties are written off to operations.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or aboriginal land claims and title may be affected by undetected defects.

The company discontinued its mineral exploration activities effective December 30, 2004.

Oil and Gas Properties Interest

Interests held in oil and gas properties are recorded on the basis of successful efforts method of accounting for oil and gas exploration and development activities under which direct acquisition costs of development properties, geological and geophysical costs associated with these properties and costs of development and exploratory wells that result in additions to proven reserves are capitalized. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Revenue Recognition

Revenues associated with the sales of natural gas, crude oil and natural gas liquids (“NGLs”) together with costs including production and mineral taxes, royalty to landowner and transportation and selling costs are recognized on receipt of a statement of account from the operators of the projects where the Company holds equity interest and collection is reasonably assured.

Short-term Investments

Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at lower of cost and market value. All short term investments are considered available for sale type of investments.

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not. A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Stock-Based Compensation Plan

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  Some of the key areas where estimates and assumptions are normally used include valuation of stocks, warrants and options.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

3.

SHORT TERM INVESTMENTS

Short-term investments are comprised of marketable securities.  The quoted market value of the securities on hand as at March 31, 2007 was $ 4,275,393 (2006: $ 2,524,849) resulting in an unrealised gain of $959,701 (2006: $746,928), which has not been accounted for according to the stated accounting policy.

Included in the short-term investments are 100,000 shares (2006: nil) of a US public corporation subscribed under private placements at a total cost of US$ 100,000 (2006: nil) (market value at March 31, 2007:  US$164,000).  These shares cannot be traded until their registration with the US Securities and Exchange Commission according to the restrictive conditions of the private placement.

Also included in the short-term investments is 500,000 Common shares (2006: nil) in a private corporation for a cost of US$50,000 (2006: nil) and 50,000 preference shares (2006: 50,000 preference shares) held in another private corporation for a cost of US$50,000 (2006: US$50,000). The market value of these shares as at March 31, 2007 was not available but management believes that this approximates the cost.  However, based on the management review of the affairs of the investee companies and discussions with their management, it was concluded that there was no permanent impairment in the carrying costs of these investments.

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the year were as follows:

	Balance at April 1, 2006	Deferred during the year	Canceled during the year	Expensed during the year	Balance at March 31, 2007
Options	$-	$-	$-	$-	$-
Stocks	314,208	335,891	(5,980)	(367,973)	276,146
	$314,208	$335,891	$(5,980)	$(367,973)	$276,146

	Balance at April 1, 2005	Deferred during the year	Canceled during the year	Expensed during the year	Balance at March 31, 2006
Options	$1,145,152	$655,779	$-	$(1,800,931)	$-
Stocks	587,777	566,217	-	(839,786)	314,208
	$1,732,929	$1,221,996	$-	$(2,640,717)	$314,208
Analysis of options and stock expenses during fiscal year 2006:
Stock based compensation				$(1,984,938)
Adjusted against gains on sale of interest in oil project				$(655,779)
				$(2,640,717)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

5.

OIL AND GAS PROPERTIES INTERESTS

	April 1, 2006	Exploration costs	Amortization	Write-down	March 31, 2007

Interest in gas properties (ii)	-	4,142	-	(4,142)	-

	$ -	$4,142	$-	$(4,142)	$ -
	April 1, 2005	Exploration costs	Disposal	Write off	March 31, 2006

Interest in oil properties (i)	$2,161,986	$ -	$(2,161,986)	$ -	$ -
Interest in gas properties (ii)	216,568	3,661,939	-	(3,878,507)	-

	$2,378,554	$3,661,939	$(2,161,986)	$(3,878,507)	$ -

i. Interest in oil properties (applicable to fiscal year 2006):

On July 5, 2005, the Company sold its 0.75% Indirect Participation Interest in an oil exploration project in Papua New Guinea (IPI Interest) for a sum of US$3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005.  The Company received the funds on July 7, 2005. Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project.

The Company paid cash fee of US$32,000 plus 16,000 restricted common shares of the Company valued at US$16,000 to an independent US brokerage firm, which introduced the buyer.

In addition, the Company also granted, on December 5, 2005, 1.1 million options to acquire equal number of common shares of the Company to Mr. Terence Robinson exercisable at US$0.50 per option, for successfully bringing in and negotiating the deal. The value of the option granted of $655,779 based on Black-Scholes option price model was charged against the proceeds of the sale of IPI interest.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

5.

OIL AND GAS PROPERTIES INTERESTS - Continued….

ii. Interest in gas properties

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million towards seismic survey, land leases and exploration costs of the first exploration test well under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, the management decided to write off the carrying value of the interest in the gas project in October 2005.

In July 2006, the company paid $4,142 (US$3,638) to the project contractor towards its share of the cost of open hole logging. The Company does not expect any further costs on this project.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

6.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

As at March 31		2007		2006
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of year		22,757,703	$30,585,691	12,975,539	$28,280,890
Issued under a private placement	ii	4,500,000	1,303,126	3,900,000	1,139,146
Subscribed under a private placement		-	-	2,000,000	583,550
Warrants issued	Note 8i		(3,810,814)		(2,540,608)
Warrants issued in settlement of expenses relating to private placement	Note 8ii		(609,730)		-
Expenses relating to private placement	ii		(130,313)		(397,944)
Restricted shares issued in settlement of fee		-	-	23,500	32,027
Warrants exercised		-	-	2,162,452	2,256,738
Issued under 2003 Consultant Stock Compensation Plan	iii	42,500	22,406	196,212	238,390
Issued under 2005 Consultant Stock Compensation Plan		-	-	1,000,000	327,827
Issued under 2007 Consultant Stock Compensation Plan	iv	1,150,000	313,486
Shares canceled	v	(20,000)	(5,980)
Options excercised	Note 7	-	-	500,000	665,675
		28,430,203	$27,667,872	22,757,703	$30,585,691

i)

On February 24, 2006, the Company reached an agreement with certain accredited investors for a private placement of 10.4 million Units at US$0.25 per Unit for gross proceeds of US$2.6 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.  Private placement was closed on April 16, 2006. The number of Units subscribed under the private placement between April 1, 2006 and the closing date was 4.5 million resulting in issuance of equal number of common shares.

The 10.4 million shares issued under this private placement were registered with the US Securities and Exchange Commission on November 30, 2006 and are therefore freely tradable.

Refer to Note 8 regarding the details of the warrants issued and their valuation.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

6.

CAPITAL STOCK (b) (Continued)

ii)

Expenses relating to private placement relate to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds. Finder fee includes cash fee of $130,313 at 10% of the private placement proceeds of $1,303,126 received during the period and 1,040,000 warrants at 10% of the total number of Units at 10.4 million issued under the private placement. The warrants were issued on the closing date.  Each warrant can be exercised to acquire one common share of the company at an exercise price of US$0.35 within 24 months of the date of its issuance. The warrants were valued at $609,730 as explained in Note 8.

iii)

42,500 shares (2006: 77,500 shares) were issued under 2003 Consultant Stock Compensation Plan to Jeffrey Robinson; brother of Mr. Terence Robinson, the key consultant. The shares were issued for various services provided under consulting contract and valued at the fair market value of shares on the date of issue. The consulting contract with Mr. Jeffrey Robinson expired on July 30, 2006 and was not renewed.

  iv)

On January 16, 2007, the Company registered 2007 Consultant Stock Compensation Plan with the US Securities and Exchange Commission. The company registered 1.7 million common shares under this Plan to be offered to consultants, directors and employees in lieu of fees for services rendered or to be rendered.

On February 8, 2007, the Company issued a total of 1,150,000 common shares under the above Plan to three consultants, all of whom are related parties. These shares were valued at $313,486 based on the market price of the company’s common shares on the date of issuance. The shares issued comprised 350,000 shares issued to Mr. Kam Shah, Chief executive and financial officer for the services to be provided during the year ending December 31, 2007, 500,000 shares issued to Mr. Terence Robinson, a key consultant for his services for the calendar year ending December 31, 2006 and the balance 300,000 shares issued  to Mr. John Robinson, a consultant, who is a brother of Mr. Terence Robinson and sole owner of Current Capital Corp., a related party, for his services for the year ending June 30, 2008.

  v)

On October 16, 2006, one of the non executive directors to whom 20,000 common shares of the Company were issued under 2005 Consultant Stock compensation Plan returned the shares for cancellation and was paid $4,059 (US$3,600) as fee for his services as chairman of the audit committee and $1,577 (US$1,400) as reimbursement towards expenses like printing, mailing, courier etc. incurred by him in the performance of his duties as chairman of the audit committee. The shares were cancelled on the same date.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

7.

STOCK OPTION PLANS

(a)

The Company has four option plans as follows:

i)

On April 30, 2003, the Company registered 3 million stock options under “1999 stock option plan” exercisable at option prices ranging from US$0.35 to US$1 with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

ii)

On July 22, 2004, the Company registered 2.5 million stock options under “2003 stock option plan” exercisable at option prices ranging from US$0.50 and US$ 1.75 with the SEC as required under the Securities Act of 1933.

iii)

On December 5, 2005, the Company registered 1.1 million stock options in favor of Mr. Terence Robinson under “The Robinson option plan” exercisable at option price of  US$0.50 with the SEC for services rendered in connection with the sale of the Company’s indirect participation interest in the Papua New Guinea oil exploration project (Note 5(i)). The options are valid for five years to December 5, 2010.

iv)

On December 5, 2005 the Company registered 1 million stock options under “2005 stock option plan” exercisable at option price(s) and within the time period(s) to be decided at the discretion of the board of directors of the Company at the time of grant.

(b)

At March 31, 2007, approximately 5.8 million common shares were reserved for issuance under the Company’s stock option plans (at March 31, 2006 : 5.8 million) as follows:

	2007		2006
	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in US$
Outstanding at beginning of year	4,795,000	0.46	4,400,000	0.48
Granted	-	-	1,100,000	0.50
Exercised	-	-	(500,000)	0.47
Expired	-	-	(205,000)	1.15
Outstanding at end of year	4,795,000	0.46	4,795,000	0.46

Options granted and exercisable at year end	4,795,000		4,795,000
Reserved for issuance at year end	1,000,000		1,000,000
Weighted average fair value of options granted during the year			$0.50

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

7.

STOCK OPTION PLANS - continued……..

	2007		2006
	Options outstanding & excercisable		Options outstanding & excercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.35	1,630,000	2.33	1,630,000	3.33
0.50	3,025,000	2.37	3,025,000	3.37
0.75	125,000	2.39	125,000	3.39
1.00	15,000	2.38	15,000	3.38
0.46	4,795,000	2.36	4,795,000	3.36

All options have been fully vested as at March 31, 2007. The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 3,065,000 options and less than the market price for the balance of 1,730,000 options. Upon expiry or termination of the contracts, vested options must be exercised within 30 days for consultants and 90 days for directors.

8.

WARRANTS

		2007		2006
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		5,667,410	2,540,608	8,879,571	-
Issued during year	i	6,500,000	3,810,814	3,900,000	2,286,488
Issued in settlement of finders fee	ii	1,040,000	609,730	-	-
Issued previously being revalued		-	-	-	254,120
Exercised during year		-	-	(2,162,452)	-
Expired during year		(45,450)	-	(4,949,709)	-
Issued and outstanding at end of year		13,161,960	$6,961,152	5,667,410	$2,540,608

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

8.

WARRANTS – Continued…….

(i)

The company issued 6.5 million warrants (2006: 3.9 million warrants) under a 2006 private placement. 2 million warrants relating to Units subscribed and paid for prior to March 31, 2006 and the balance of 4.5 million relating to Units subscribed during the current period as explained in Note 6(b)(i). These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate

5%

Expected dividend

nil

Expected volatility

130%

Expected life

730 days

Market price

US$0.67

The amount of $3,810,814 has been accounted for as a reduction of the value of the shares issued.

(ii)

On April 16, 2006, the Company issued 1,040,000 warrants to Current Capital Corp., a related party as part of the finder’s fee in connection with a private placement as explained in Note 6(b)(ii). The warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the assumptions detailed in 8(i) above. The amount of $609,730 has been accounted for as a finder’s fee.

The shares issuable upon exercise of these warrants were registered with the US Securities and Exchange Commission on November 30, 2006 and will therefore be freely tradable when issued.

iii)

1,721,960 warrants issued under 2003 private placement were originally expiring on March 31, 2007. The board extended the expiry date on March 30, 2007 to March 31, 2009.

The fair value of these warrants as of March 31, 2007, being the date on which their terms changed,  has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate

5%

Expected dividend

nil

Expected volatility

52.25%

Expected life

731 days

Market price

US$0.30

Exercise price

US$1.00

The amount of $20,846 resulting from the above criteria was considered immaterial and no revision was made to the existing value of the warrants for extending their expiry date.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

8.

WARRANTS – Continued…….

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

9.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 27,472,703 shares for the year ended March 31, 2007 (2006 – 15,655,023, 2005 – 11,700,303).

The Company had approximately 13.1 million warrants and 4.8 million options, which were not exercised as at March 31, 2007. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10. DISCONTINUED OPERATIONS

On December 30, 2004, the Company decided to close its operations in Brazil and discontinue further participation in any diamond mining activities. It had only one existing joint venture which was dissolved due to the failure of the local partner to obtain the environmental permit for exploratory drilling, which was a pre-condition to the Company’s commitment to invest more money into the program. The Company also had option to acquire mining rights in another program. The option expired on December 31, 2004 and was not renewed.

Year ended March 31, 2005	2007	2006	2005

Operating costs	-	-	$ 124,279
Assets and deferred costs written off	-	-	$ 55,399

	-	-	$ 179,678

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

11.

INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	2007	2006	2005
Income tax recovery based on combined corporate income tax rate of 36.12% (2005: 36.12%)	($59,237)	($1,728,318)	($1,826,435)
Increase(Decrease) in taxes resulting from:
Non-deductible stock based compensation	$132,912	$716,960	$1,739,511
Non-deductible meals & entertainment expenses	$7,503	$9,210	$9,210
Gain on sale of short term investments	($117,482)	($72,581)	($214,195)
Deductible capital cost allowance	($8,035)	-
Deductible share issue costs	($47,069)	($143,737)	($12,727)
Income tax recovery	($91,408)	($1,218,467)	($304,636)
Benefit of tax losses not recognised	$91,408	$1,218,467	$304,636
Provision for income taxes	-	-	-

The component of the future income tax asset and the country of origin at March 31, 2007 and 2006 are as follows (applying the combined Canadian federal and provincial statutory income tax rate of 36.12% and the US income tax rate of 34.00% for both the years):

	Canada		US
	2007	2006	2007	2006
	in '000 $
Future income tax assets:
Non-capital losses carried forward	$2,796	$2,183	$1,498	$1,489
Capital losses carried forward	$698	$698	-	-
Future tax assets	$3,494	$2,881	$1,498	$1,489
Valuation allowance	($3,494)	($2,881)	($1,498)	($1,489)
Future income taxes	-	-	-	-

The Company has approximately $7.9 million (2006: $6 million) in Canadian non-capital losses, $1.9 million (2006: $1.9 million) in capital losses and US$ 4.4 million in US non-capital losses available to claim against future taxable income. The benefits arising from these losses has not been included in the financial statements as management has not determined whether it is more likely than not that the losses will be utilized.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

11.

INCOME TAXES  -  Continued…

The non-capital losses expire as follows:

Canada in CDN $		US in US$
2008	200,000
2009	1,007,000
2010	232,000
2011	1,342,000
2015	1,501,000	2015	1,050,000
2016	3,374,000	2016	3,300,000
2017	253,000	2017	25,000

	$ 7,909,000		$ 4,375,000

12.

COMMITMENTS AND CONTINGENT LIABILITIES

(b)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

(b)

The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. The fee for the calendar year ending December 31, 2007 was settled by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan as detailed in Note 6(iv).  Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)

The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson accepted 500,000 common shares issued under 2007 Consultant Stock Compensation Plan as detailed in Note 6(iv), in lieu of his fees for the year ending December 31, 2007.

(d)

The Company has a consulting contract with Mr. John Robinson expiring in June 2007. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On February 8, 2007, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2008.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 300,000 common shares under 2007 Consultant Stock Compensation Plan as detailed in Note 6(iv).  Mr. Robinson will provide services that include monitoring the oil and gas projects and short term investment opportunities that the Company may participate in from time to time.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

12.

COMMITMENTS AND CONTINGENT LIABILITIES – Continued….

(e)  The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the warrants are exercised will be approximately $620,000.

13.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

Included in shareholders information expense is $136,249 (2006 – $143,391; 2005 – $117,053) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $5,666 for rent, telephone, consultants’ fees and other office expenses (2006: $8,200 and 2005: $24,000).

(iii)

Finders fee of $740,043(2006: $397,944, 2005: $35,238) was charged by CCC in connection with the private placement. The fee included cash fee of $130,313 and 1,040,000 warrants valued at $609,730 using a Black-Scholes option price model.

(iv)

Business expenses of $10,279 (2006 - $15,805; 2005 - $15,205) were reimbursed to directors of the corporation and $85,862 (2006 - $143,987, 2005: $93,244) to a key consultant and a former chief executive officer of the Company.

(v)

Shares issued to directors under Consultant’s stock compensation plan – 350,000 valued at $95,409 (2006 : 328,000 valued at $98,072 2005: nil,). Shares issued to a key consultant and a former chief executive officer of the Company under the Consultant stock compensation plan –500,000 valued at $ 136,298 (2006: 480,000 valued at $ 143,500, 2005: 290,500 valued at $566,426).

(vi)

Options issued to directors under Stock option plans – 2007: nil (2006: nil, 2005:  485,000 valued at $541,910). Options issued to a key consultant and a former chief executive officer of the Company under Stock option plans:  nil (2006: 1,100,000 options valued at 655,779, 2005: 2,090,000 valued at $1,002,738 ).

(vii)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2006: $ nil, 2005 - $12,786).

(viii)

Payable and accrual includes $3,471 (2006: $7,145, 2005 $nil) due to CCC, $1,431 (2006: $1,758, 2005: $nil) due to a director and $7,099 (2006: $3,562, 2005: $ nil) due to a key consultant and a former chief executive officer of the Company.

(ix)

Interest income includes $1,398 (2006 & 2005: $nil) representing interest received from Chief Executive officer on loan of $25,000 repaid by him during the year.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

14.

SEGMENTED INFORMATION

As at March 31, 2007 and 2006, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The Company discontinued its mineral activities effective December 30, 2004.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal years ended March 31, 2007 and 2006

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	2007	2006

Canada	$6,557,628	$5,432,531
USA	115,290	18,241

	$6,672,918	$5,450,772

15.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

There is an exposure to market price fluctuation risk on the Company’s short term investments in marketable securities which accounted for approximately 50% of total assets of the Company as at March 31, 2007. Further, the Company’s holding in one Canadian marketable security accounted for approximately 50% of the total short term investment in marketable securities or 24% of total assets at March 31, 2007. The management mitigates this risk by daily monitoring of all its investments by experienced consultants.

The Company also has a currency exposure on its US dollar cash balances on hand at March 31, 2007, which accounted for approximately 12% of the total assets.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued……….

	2007			2006
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$6,672,918	959,701	$7,632,619	$5,450,772	746,928	$6,197,700
Long term assets	-	-	-	-	-	-
Total assets	$6,672,918	$959,701	$7,632,619	$5,450,772	$746,928	$6,197,700

Current Liabilities	48,452		48,452	164,988		164,988
Capital stock	27,667,872		27,667,872	30,585,691		30,585,691
Warrants	6,961,152		6,961,152	2,540,608		2,540,608
Accumulated other comprehensive income	-	1,412,673	1,412,673	-	564,631	564,631
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,074,107)	(452,972)	(32,527,079)	(31,910,064)	182,297	(31,727,767)
Liabilities and shareholders' equity	$6,672,918	$959,701	$7,632,619	$5,450,772	$746,928	$6,197,700

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Year ended March 31	2007	2006	2005

Net Loss for year, Canadian GAAP	$ (164,043)	$ (4,784,933)	$ (5,056,576)
Exploration interests expensed (ii)	-	-	(216,568)
Reclassification of unrealized losses on short term investments ( i)			16,348
Reclassification of exchange loss (gain) on year end translation of foreign currency items and balances (iii)	111,659	194,758	17,898
Loss for year US GAAP	$ (52,384)	$ (4,590,175)	$ (5,238,898)
Reclassification of exchange (loss) gain on year end translation of foreign currency items and balances (iii)	(111,659)	(194,758)	(17,898)
Reclassification of unrealised losses on short term investments( i)	-	-	(16,348)
Unrealised gain on short term investments ( i)	959,701	746,928	-
Comprehensive Income(loss) for year, US GAAP	$ 795,658	$ (4,038,005)	$ (5,273,144)

Basic and diluted loss per share, US GAAP	$ (0.00)	$ (0.29)	$ (0.45)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Year ended March 31	2007	2006	2005
Cashflows used in continuing operating activities, Canadian GAAP	$ (533,465)	$ (752,520)	$ (854,783)
Adjustment to oil & gas properties interests (ii)	-	-	(216,568)

Cashflows used in operating activities, US GAAP	(533,465)	(752,520)	(1,071,351)

Cashflows provided by (used) in investing activities, Canadian GAAP	(887,262)	(699,685)	476,319
Adjustment to oil & gas properties interests (ii)	-	-	216,568
Cashflow provided by (used) in investing activities	(887,262)	(699,685)	692,887

Cashflow provided by financing activities, Canadian and US GAAP	1,172,813	3,854,717	738,253

Increase(decrease) in cash during period, Canadian and US GAAP	(247,914)	2,402,512	359,789
Cash at beginning of year	3,262,842	860,330	500,541
Cash at end of year	$ 3,014,928	$ 3,262,842	$ 860,330

The following are brief explanations of the identified differences:

(i)

Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. All our short term investments are classified as “available for trade” and the resultant unrealised gains for the year are included as other comprehensive income in the reconciliation.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(ii)

Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

Fiscal 2005

As the Company’s interests in gas project is currently at exploratory stages as explained in Note 5, it has been decided to expense the cost of acquiring the interests and its contribution to exploration costs under the US GAAP. No adjustment is considered necessary as regards the Company’s interest in oil properties since the interest was subsequently sold at a profit and was therefore not considered held for exploration as at March 31, 2005.

Similarly, the costs for the year were treated as part of cash flows from operating activities instead of investing activities under the US GAAP.

(iii)

Exchange gains and losses on translation of foreign currency items and balances

Under Canadian GAAP, gains or losses arising from the translation of foreign currency financials into the reporting currency, which is Canadian dollar, are included in the computation of net income.

Under FAS 52 (13) and FAS 130, translation adjustments resulting from translating foreign currency financials into the reporting currency shall not be included in determination of net income but shall be included in other comprehensive income computation.

Translation losses arising from translating the foreign currency financials, into Canadian dollar at the year end were therefore eliminated from the computation of net income and included in the computation of the comprehensive income in the reconciliation.

Recently issued accounting standards

The following standards were issued by the Financial accounting Standards Board during 2007 and 2006:

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Recent Pronouncements - Continued

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of this new standard on its financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. FIN 48 is effective in fiscal years beginning after December 15, 2006.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

In September 2006, FASB issued Standard 157 ‘Fair Value Measurements’. FAS 157 provides enhanced guidance for using fair values to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS157 does not expand the use of fair values in any new circumstances. FAS157 is effective for fiscal years beginning after November 15, 2007.

The Company has not yet determined the effect of future implementation of this new standard on its financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2007 and 2006

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Recent Pronouncements - Continued

In September 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).  This Statement applies to employers that sponsor single-employer defined benefit pension and other postretirement plans

The requirement to recognize the funded status of a benefit plan and the disclosure requirements for entities with publicly traded equity securities are effective as of the end of the fiscal year ending after December 15, 2006

The Company currently does not have any defined benefit plan or any other post retirement plans. The Company will therefore determine the effect of future implementation of these new FAS, if and when it introduces any post retirement plans.

In September 2006, the Securities and Exchange Commission released SAB No. 108 regarding the effects of prior year misstatements in considering current year misstatements for the purpose of a materiality assessment. The opinion in SAB 108 is that in the case of an error that has occurred and been immaterial in a number of previous years, the cumulative effect should be considered in assessing the materiality of the error in the current year. If the cumulative effect of the error is material, then the current year statements, as well as prior year statements should be restated. In the case of restated prior year statements, previously filed reports do not need to be amended, if the error was considered immaterial to previous year’s financial statements. However the statements should be amended the next time they are filed. The effects of this guidance should be applied cumulatively to fiscal years ending March 31, 2007 onwards. Additional disclosure should be made regarding any cumulative adjustments made in the current year financial statements. Adoption of this SAB did not have any significant impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS Statement No. 159, the Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

The Company will implement this standard on the effective date especially with regards to its available for sale investments.

17.

CERTAIN PRIOR YEAR’S AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO CURRENT PRESENTATION.